SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                          INFORMATION TO BE INCLUDED IN
                                   STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(b) (c)
                                   AND (d) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                Amendment No. 20*

                          Stone & Webster, Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    86157210
                                 (CUSIP Number)

                                December 31, 1998
                      (Date of Event Which Requires Filing
                               of This Statement)

                     Check the appropriate box to designate
                        the rule pursuant to which this
                               Schedule is filed:

     /x/  Rule 13d-1(b)

     /_/  Rule 13d-1(c)

     /_/  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86157210                      13G                    Page 2 of 5 pages

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1.   Name of  reporting  person,  I.R.S.  Identification  No.  of  above  person
     (entities only)

          Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries.

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2.   Check the appropriate box if a member of a group*

          (a) (  )

          (b) (  )

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3.   SEC use only

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4.   Citizenship or place of organization

          Massachusetts

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                              5.   Sole Voting Power
     Number of                          None (no change)
     shares                        ----------------------------------
     beneficially             6.   Shared Voting Power
     owned by                           1,390,297
     each                          ----------------------------------
     reporting                7.   Sole Dispositive Power
     person                             None (no change)
     with                          ----------------------------------
                              8.   Shared Dispositive Power
                                        1,390,297

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9.   Aggregate amount beneficially owned by each reporting person

          1,390,297 (See Note A of attached Schedule 13G)

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10.  Check box if the aggregate amount in row (9) excludes certain shares*

          ( )

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11.  Percent of class represented by amount in row 9

          Approximately 10.7%

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12.  Type of reporting person*

           OO
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                     * See instructions before filling out!

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CUSIP No. 86157210                      13G                    Page 3 of 5 pages

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

                Stone & Webster, Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:

                245 Summer Street, Boston, Massachusetts  02210

Item 2(a).  Name of Person Filing:

                Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries

Item 2(b).  Address or Principal Business Office or, if None, Residence:

                245 Summer Street, Boston, Massachusetts  02110

Item 2(c).  Citizenship:

                Not applicable

Item 2(d).  Title of Class of Securities:

                Common Stock

Item 2(e).  CUSIP Number:

                86157210

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, the Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries, is the Committee which administers an Employee Benefit Plan.

Item 4.     Ownership

            (a)  Amount Beneficially Owned:  1,390,297 at December 31, 1998 (See
                   Note A)
            (b)  Percent of Class:  10.7%
            (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:  None
                  (ii)  shared power to vote or to direct the vote:  1,390,297
                  (iii) sole power to dispose or to direct the disposition of:
                           None
                  (iv)  shared power to dispose or to direct the disposition of:
                           1,390,297

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CUSIP No. 86157210                      13G                    Page 4 of 5 pages

            Note A: The filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Item 5.     Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                Participants in the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries, and the trustee under the Plan, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Stone & Webster, Incorporated to which this report relates.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.     Identification and Classification of Members of the Group.

                Not applicable.

Item 9.     Notice of Dissolution of Group.

                Not applicable.

Item 10.    Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 86157210                      13G                    Page 5 of 5 pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1999

                 Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries




                 By:  /s/ JAMES P. JONES
                          James P. Jones
                          Secretary